SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

04 FEB 19 AM 7:21

SG-CC : MJT

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

04012973

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

Brussels, February 13, 2004

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

SUPPL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

82-2691

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

04 FEB 19 AM 7:21

Embargo : October 29, 2003 at 8:00 AM (Brussels time)

SOLVAY PRESSES AHEAD WITH CILANSETRON REGISTRATIONS FOLLOWING FAVORABLE PHASE III CLINICAL FINDINGS

SOLVAY announces today that headline results from the first two large placebo-controlled phase III efficacy studies show convincing evidence for the patient benefits of cilansetron, a novel drug developed by the Group's PHARMACEUTICALS subsidiaries for the treatment of Irritable Bowel Syndrome with predominantly diarrhea (IBS-D). In view of favorable clinical findings, SOLVAY will expedite compilation of registration dossiers for major territories, beginning with submissions in Europe and the United States in the first quarter of 2004. Registration submissions in other territories will follow.

SOLVAY is running a full phase III clinical program with cilansetron, a 5HT3 antagonist for the treatment of Irritable Bowel Syndrome with predominantly diarrhea. Together with our preferred-provider QUINTILES, more than 4,000 patients have been entered into phase III clinical studies. Cilansetron was created by SOLVAY's own in-house drug-discovery efforts. In two Phase II placebo controlled clinical studies and two Phase III placebo controlled clinical studies conducted in the US, Europe and other countries, cilansetron has shown clinical benefits in both males and females.

IBS is a frequently encountered troublesome condition, characterized by abdominal pain, bloating and altered bowel habits. IBS has a significantly negative impact on quality-of-life for the large populations of men and women suffering from it.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 30,000 people in 50 countries and had consolidated sales in 2002 of EUR 7.9 billion, generated by four sectors of activity: Pharmaceuticals, Chemicals, Plastics and Processing. The Group's pharmaceuticals subsidiaries employ 7500 people and have a good research and development pipeline, with several projects alongside cilansetron currently in phase III/II testing; bifeprunox for schizophrenia (together with Lundbeck), tedisamil for atrial fibrillation and cetrorelix for endometriosis, myoma and benign prostatic hypertrophy just to mention a few. SOLVAY is listed in the Euronext 100 index of top European companies. For further information please consult: www.solvay.com

For further information please contact ;
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS B.V.
Dr Roger Bickerstaffe
Head of Pharmaceutical Communications
Tel: +31 (6) 533 80 122
Fax: + 31 (0)294 477 112
E-mail: roger.bickerstaffe@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

82- 2691

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : www.solvay-investors.com

04 FEB 10 AM 7:21 Embargo : Brussels, October 31, 2003 at 8 :00 am

SOLVAY GROUP RESULTS FOR THE FIRST NINE MONTHS OF 2003

WEAK ECONOMY AND STRENGTH OF THE EURO AFFECTED THE RESULTS (-25%) VOLUMES AND MARKET SHARES UNAFFECTED

- *Pharmaceuticals Sector : 14% increase in results in third quarter of 2003; positive developments in R&D : forthcoming introduction of registration dossiers for cilansetron and move to Phase III trials for bifeprunox*
- *Plastics Sector : results down 71% in the third quarter of 2003, primarily due to vinyls in Europe*

Sales of the Solvay group for the first nine months of 2003 were EUR 5,685 million, down 5% compared to the same period of 2002. At constant exchange rates, they would have increased by 1%.

Consolidated net income (EUR 297 million) was down 25% compared to the very good first nine months of 2002 (EUR 396 million). Third quarter 2003 income was at a level comparable to that of the two preceding quarters and was lower than that for the third quarter of 2002, which was the best quarter of that year.

The result for the first nine months of 2003 were recorded in a very difficult economic context, marked by the effect on prices of the significant destocking from the second quarter of 2003 in vinyls and in the chlor-alkali chain and by the strengthening of the EUR, which weighed down both margins on exports and the conversion into EUR of results recorded in USD.
However, in the past several weeks, some signs of improvements going for price increases were achieved in PVC and caustic soda.

In this difficult context, the Group has nevertheless been able to rely on the competitiveness of its activities and the continued strength of results of the Pharmaceuticals Sector (up 14% in the third quarter of 2003). It has also monitored carefully the selection of its capital investments and has carried out a series of restructurings aimed at improving its cost structure. Strict measures to control working capital have also been taken. Net debt to equity ratio remained stable.

Regarding trends, the results of the Group for the fourth quarter of 2003 should be close to those of the fourth quarter of 2002. For the whole of 2003, it has been confirmed that the Group's results will be down from the record year 2002 and should be in line with the 2001 results.

KEY FIGURES

Millions of EUR	9 months 2002	9 months 2003	9 months 2003/ 9 months 2002 Δ%	3rd quarter 2002	3rd quarter 2003	3rd quarter 2003/ 3rd quarter 2002 Δ%
Sales	**6,014**	**5,685**	**-5%**	**1,965**	**1,895**	**-4%**
REBIT[1]	**623**	**493**	**-21%**	**204**	**151**	**-26%**
EBIT	598	487	-19%	211	159	-25%
Charges on net indebtedness	-69	-66	-4%	-25	-25	-
Income taxes	-129	-115	-11%	-27	-40	+48%
Equity earnings	-19	-24	+26%	-4	5	n.s.
Income from investments	15	15	-	-	-	-
Net income of the Group	**396**	**297**	**-25%**	**155**	**98**	**-37%**
Net income (Solvay share)	375	272	-27%	143	91	-36%
Depreciation & Amortization	384	319	-17%	105	111	6%
Recurring depreciation & amortization	*331*	*321*	-3%	*106*	*111*	*5%*
Cash flow[2]	780	616	-21%	260	209	-20%
EUR						
Net earning per share[3]	4.51	3.29	-27%	1.72	1.10	-36%

COMMENTS ON KEY FIGURES for the nine months of 2003 and BALANCE SHEET

Non-recurring items for the first nine months of 2003 amounted to – EUR 6 million, including, on the one hand, significant provisions for restructuring (among others the shutdown of the VCM and PVC units at Ludwigshafen) and a charge linked to internal transfer of a pharmaceutical product and, on the other hand, the reversal of reserves no longer needed. In addition, there have been no new developments in the ongoing inquiry by European competition authorities in the area of hydrogen peroxide activities. The possible impact of this inquiry was not taken into account in these results.

Charges on net indebtedness amounted to EUR 66 million, down 4% compared to the first nine months of 2002.

Income taxes were EUR 115 million, with an average tax rate of about 27%.

Income from Investments represent annual dividends paid by Fortis and Sofina in the second quarter.

Equity earnings of the joint ventures with BP in high-density polyethylene remained negative (-EUR 24 million). Improvement was noted in the third quarter of 2003, which translated into improvement in market conditions and margins in the United States and Europe.

The net income of the Group was EUR 297 million, down 25% compared to the first nine months of 2002. Minority interests were EUR 25 million, of which EUR 20 million represents preferred dividends linked to the financing of EUR 800 million for the Ausimont acquisition. **Net earnings per share** fell 27% to EUR 3.29.

Depreciation and amortization fell by EUR 65 million compared to the first nine months of 2002, due to recording of significant non-recurring depreciation (EUR 58 million) in the first quarter of 2002, linked to the sublicense of Teveten® anti-hypertensive in the US to Biovail and the voluntary withdrawal of Luvox® from the American market. **Cash flow** was EUR 616 million for the first nine months of 2003, down 21%. It more than covered the increase of the working capital requirements and the industrial investments, leading to the Group's policy of rigorously controlling the levels of both.

Net indebtedness of the Group at 30 September 2003 amounted to EUR 1,376 million, slightly up from 31 December 2002. The **net debt to equity ratio** at the end of the third quarter of 2003 amounted to 38%, compared to 37% at the end of 2002.

RECURRING RESULTS BY SEGMENT

The results by segment include the results of the four sectors of the Group and "Discontinuing operation" relating to the high density polyethylene activities in joint ventures with BP. As required by IFRS, elements not allocated by sector, which include primarily general expenses and non-sectoral research as well as miscellaneous income and expenses not directly linked to the activities of the Group, are presented separately.

REBIT by segment is operational results before non-recurring items. For the four sectors, REBIT is comparable to EBIT presented in annual and half-year results in prior years, without unallocated items. Sales are reflected after elimination of sales between the sectors.

Millions of EUR	9 months 2002	9 months 2003	9 months 2003/ 9 months 2002 Δ%	3rd quarter 2002	3rd quarter 2003	3rd quarter 2003/ 3rd quarter 2002 Δ%
Group Sales	**6,014**	**5,685**	**-5%**	**1,965**	**1,895**	**-4%**
Pharmaceuticals	1,393	1,370	-2%	471	488	+3%
Chemicals	1,998	1,892	-5%	651	619	-5%
Plastics	1,482	1,354	-9%	486	446	-8%
Processing	1,138	1,067	-6%	356	341	-4%
Unallocated items	-	-	-	-	-	-
« Discontinuing operation »	3	2	-33%	1	1	-
REBIT Group	**623**	**493**	**-21%**	**204**	**151**	**-26%**
Pharmaceuticals	179	168	-6%	69	79	+14%
Chemicals	195	154	-21%	57	48	-16%
Plastics	200	117	-42%	78	23	-71%
Processing	72	58	-19%	17	17	-
Unallocated items	-52	-34	-35%	-26	-13	-50%
« Discontinuing operation »	28	31	+11%	9	-2	n.s.

Pharmaceuticals Sector

- 14% increase in results in the third quarter of 2003; positive developments in R&D: forthcoming introduction of registration dossiers for cilansetron and move to Phase III trials for bifeprunox.
- Current forecasts indicate that the Pharmaceuticals Sector results for the second half of 2003 should be above those for the second half of 2002.

The Pharmaceuticals Sector's sales, expressed in EUR, fell by 2% for the first nine months 2003 but were up 3% from the third quarter of 2002 to the third quarter of 2003. At constant exchange rates, they were up 7% for the first nine months 2003.

Sales in Cardiology increased 13% compared to the first nine months of 2002, thanks to the growth in sales (+30%) of Teveten® anti-hypertensive medication. Influvac® anti-influenza vaccine experienced a very successful third quarter of 2003 and an equally strong showing for the first nine months of the year (up 15%). Mental health products grew 1% while Gynecology/Andrology and Gastroenterology were down 3% and 2% respectively.

American sales increased 18% in USD (-1% in EUR) under the influence of the growth in sales of the drug Androgel® (up 56% in USD), Promertrium® (up 34% in USD) and Marinol (up 89% in USD). Sales of Estratest® declined 19% in USD under competitive pressure, the effect of the debates on hormone treatments and the reduction of distributor inventories. Discussions in progress with the FDA (Food and Drug Administration) on the administrative status of Estratest® are being pursued constructively but at the same time that status generated two lawsuits in the United States. In addition the Women's Health Initiative (WHI) study gave rise to private suits in the US against producers of female hormone treatments, including Solvay Pharmaceuticals, Inc., even though our products do not contain the same hormones as those included in the WHI study.

European sales and results continued to experience significant pressures on prescription pricing and volumes.

The Group has intensified its R&D program (up 12% for the first nine months of 2003 compared to the same period in 2002). R&D expenses represent about 16% of sector sales, as a result of the intensification of research efforts and the large number of R&D projects. Worth noting was the move into Phase III trials for bifeprunox, a treatment for psychosis and schizophrenia co-developed with Lunbeck. Furthermore, as announced on October 29, 2003, it has been decided to expedite the preparation of the registration dossiers of cilansetron (treatment of irritable bowel syndrome) following the positive results of first two of three Phase III clinical trials. Submission of these dossiers is scheduled for the beginning of 2004.

The results of the Pharmaceuticals Sector (EUR 168 million) for the first nine months of 2003 are down 6% – at constant exchange rates they would have been up 7%– compared to the first nine months of 2002. It should be noted that the results of the third quarter of 2003 are up 14% from the same period of the previous year, despite the drop in the USD.

Chemicals Sector

- Weakness in the chlor-alkali chain and impact of the strengthening of the EUR on exports, particularly of soda ash and fluorinated gases.

The results of the Chemicals Sector were down 21% for the first nine months of 2003 compared to the same period of the previous year as a result of weakening of activities, among others in the chlor-alkali chain, as well as the competitive pressures resulting from the impact of a stronger EUR, particularly on our exports of soda ash and fluorinated gases. Other activities such as the Hydrogen Peroxide SBU recorded improvement. The increase in caustic soda prices beginning in October 2003, the improvement in results noted in the third quarter of 2003 in fluorinated gases, thanks to the increasing contribution of Solkane® 365 mfc HFC, and the continued good performance of hydrogen peroxide, should have a favorable influence on the performance of the Chemicals Sector in the fourth quarter of 2003.

Plastics Sector

- A significant decline in the third quarter of 2003 in vinyls activities and performance compounds compared to a very good third quarter in 2002. Specialty polymers were unable to reproduce in the third quarter of 2003 the excellent performance of the third quarter of 2002, influenced by the weakness in volumes in certain markets and the negative impact of the strengthening of the EUR.

The Plastics Sector recorded a decline of 42% in its results for the first nine months of 2003 and 71% for the third quarter. Vinyls in Europe experienced a significant drop beginning in June 2003. However, price increases have been achieved recently. Asian and South American vinyl activities posted satisfactory results. Specialty Polymers suffered from weaknesses in volumes in certain segments of the market (e.g. telecommunications and electronics) and the negative impact of exchange rates between the USD and the EUR, particularly in fluorinated polymers. Worthy of note was the good performance of fluorinated fluids and elastomers and of certain high-performance polymers. Overall, selling prices of specialty polymers remained constant. These products remain major contributors to the results of the Group.

Processing Sector

- Sluggishness of the economic context lessened by deployment and restructuring initiatives.

Even though the results of the Processing Sector for the third quarter of 2003 were equal to those for the third quarter of 2002, cumulative results for the first nine months of 2003 were down 19%. Inergy Automotive Systems (fuel systems) continued its volume growth, thanks to the growth of the Asian market and despite the reduction in volumes experienced by the main American and European automobile manufacturers. Its results were nevertheless affected by the weakness of the USD and strong pressure on selling prices. Results of Industrial Films and Pipelife (pipes and fittings) were affected by a less favorable global economic environment. The impact was lessened, for pipes and fittings, by the effect of restructuring measures and improvement in the product mix, and for industrial films, by the improved performance of certain specialties applications, such as laminates and technical films.

* * *

With the agreement from the Banking and Finance Commission, the 2003 accounts are being drawn up and presented in IFRS (International Financial Reporting Standards). The 2002 accounts are presented on a pro forma IFRS basis as a means of comparison.

Deloitte et Touche conducted a limited review of the consolidated financial situation as of 30 September 2003. This primarily consisted of analyzing, comparing and discussing financial information and therefore was less extensive than a review intended for the audit of annual statements. This review did not reveal factors that would have required significant correction of the intermediate figures.

* * *

Key dates for financial communication in 2003

- 18 December 2003: press release about the payment of the interim dividend relating to 2003 (payment on 15 January 2004).
- 13 February 2004: results of the fourth quarter of 2003 and the year 2003
- 26 March 2004: consolidated financial statements for 2003 and announcement of the dividend relating to 2003.

To obtain further information, contact Solvay Investor Relations
Tel. 32-2-509-6016, Fax 32-2-509-7240, E-mail: investor.relations@solvay.com, Web site: www.solvay-investors.com

IFRS FINANCIAL STATEMENTS

(Statements have been subjected to a limited review by the external auditors, Deloitte & Touche)

Consolidated income statement

in millions of EUR	9 months 2002	9 months 2003	3rd quarter 2002	3rd quarter 2003
Sales	**6,014**	**5,685**	**1,965**	**1,896**
Cost of goods sold	-4,008	-3,824	-1,307	-1,269
Gross margin	**2,006**	**1,862**	**658**	**627**
Commercial and administrative costs	-1,055	-1,019	-343	-333
Research and development costs	-289	-308	-94	-111
Other operating gains & losses	-53	-44	-22	-16
Other financial gains & losses	14	4	5	-15
REBIT	**623**	**493**	**204**	**151**
Non-recurring items	-25	-6	7	7
EBIT	**598**	**487**	**211**	**159**
Charges on net indebtedness	-69	-66	-25	-25
Income taxes	-129	-115	-27	-40
Equity earnings	-19	-24	-4	5
Income from investments	15	15	0	0
Net income of the Group	**396**	**297**	**155**	**98**
Minority interests	-21	-25	-12	-8
Net income (Solvay share)	**375**	**272**	**143**	**91**
Net earnings per share	4.51	3.29	1.72	1.10
Diluted net earnings per share (1)	4.50	3.29	1.72	1.10

(1) calculated based on the number of shares diluted by the stock options issued.

Consolidated statement of sources of funds

in millions of EUR	9 months 2002	9 months 2003
Cash flow from operating activities	**494**	**458**
EBIT	598	487
Depreciation and amortization	384	319
Changes in working capital	-447	-274
Changes in provisions	24	-16
Income taxes paid	-23	-69
Other non-cash items	-41	11
Cash flow from investing activities	**-270**	**-224**
Acquisition/sale of investments	26	-72
Acquisition/sale of assets	-199	-293
Income from investments	20	19
Changes in financial receivables	-113	123
Effect of changes in method of consolidation	-5	-2
Cash flow from financing activities	**-439**	**-126**
Increase/Decrease of capital	8	0
Acquisition/sale of own shares	0	-16
Changes in borrowings	-190	178
Charges on net indebtedness	-69	-66
Dividends	-188	-222
Net change in cash and cash equivalents	**-215**	**108**
Currency translation differences	-26	-14
Opening cash balance	630	444
Ending cash balance	388	538

Consolidated balance sheet

in millions of EUR	At the end of 2002	At the end of the 3rd quarter 2003
ASSETS		
Non-current assets	**5,738**	**5,503**
Intangible assets	264	250
Consolidation differences	178	160
Tangible assets	3,589	3,481
Investments – equity accounting	318	280
Other investments	466	501
Deferred tax assets	477	419
Financial receivables and other non-current assets	446	412
Current assets	**3,688**	**3,726**
Inventories	1,095	1,089
Trade receivables	1,543	1,496
Other receivables	606	603
Cash and cash equivalents	444	538
TOTAL ASSETS	**9,426**	**9,229**
EQUITY AND LIABILITIES		
Total Shareholders' equity	**3,573**	**3,575**
Capital and reserves	2,695	2,706
Minority interests	878	869
Non-current liabilities	**3,256**	**3,432**
Long-term provisions	1,775	1,787
Deferred tax liabilities	228	155
Long-term financial debt	1,198	1,467
Other non-current liabilities	55	22
Current liabilities	**2,597**	**2,222**
Short-term provisions	96	59
Short-term financial debt	565	447
Trade liabilities	1,141	923
Income tax payable	31	118
Other current liabilities	764	676
TOTAL EQUITY AND LIABILITIES	**9,426**	**9,229**

Statement of changes in stockholders' equity

in millions of EUR	Capital	Issue premiums	Reserves	Own shares	Exchange differences	Direct charges to stockholders' equity	Stockholders' equity
Book value at the end of the previous period (12/31/2002)	**1,269**	**14**	**1,627**	**-102**	**-117**	**4**	**2,695**
Income for the period			272				272
Distribution			-121				-121
Changes in exchange rates					-116		-116
Acquisition/sale of own shares				-15			-15
Adjustment to market value of financial assets						-9	-9
Book value at the end of the period (30/09/2003)	**1,269**	**14**	**1,778**	**-117**	**-233**	**-5**	**2,706**

RESULTS BY SEGMENT

This table indicates sales without elimination of sales between sectors as well as the results by sector including non-recurring elements (EBIT).

	Millions of EUR					
	9 months 2002	9 months 2003	9 months 2003/ 9 months 2002 Δ%	3rd quarter 2002	3rd quarter 2003	3rd quarter 2003/ 3rd quarter 2002 Δ%
Group sales	**6,448**	**6,152**	**-5%**	**2,112**	**2,038**	**-3%**
Pharmaceuticals	1,393	1,370	-2%	471	488	3%
Chemicals	2,161	2,059	-5%	707	670	-5%
Plastics	1,745	1,647	-6%	572	535	-6%
Processing	1,146	1,074	-6%	361	344	-5%
Unallocated items	-	-	-	-	-	-
« Discontinuing operation »	3	2	-28%	1	1	0%
Group EBIT	**598**	**487**	**-19%**	**211**	**159**	**-25%**
Pharmaceuticals	156	163	4%	48	77	60%
Chemicals	175	156	-11%	58	53	-9%
Plastics	215	112	-48%	96	23	-76%
Processing	76	56	-26%	25	17	-33%
Unallocated items	-54	-35	-35%	-24	-13	-45%
« Discontinuing operation »	30	35	13%	8	2	-74%

82-2691

Press contact Tel. : 32/2/509 72 3(
e-mail: martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e.mail : investor.relations@solvay.com
Internet :http://www.solvay-investors..co

PRESS RELEASE

Embargo : December 18, 2003 at 8 AM

SOLVAY GROUP - INTERIM DIVIDEND

Solvay S.A's. Board of Directors decided at their meeting on December 17, 2003 to distribute on January 15, 2004 a net interim dividend of EUR 0.70 per share for the 2003 financial year, i.e. unchanged compared to the interim dividend for the 2002 financial year.

This interim dividend will be paid on account of the total dividend for 2003 that will be announced by the Board of Directors on March 26, 2004.

***

Key financial communication dates :

- February 13, 2004 at 8 a.m. : publication of preliminary 2003 consolidated results
- March 26, 2004 at 5.40 p.m. : publication of final 2003 consolidated results and announcement of the dividend

***

Ce communiqué de presse est également disponible en français

Dit persbericht is ook in het Nederlands beschikbaar

82-2691

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Embargo : January 15 at 8:30 AM (Brussels time)

SOLVAY, KOBELCO ECO-SOLUTIONS CREATE JOINT VENTURE TO INTRODUCE VINYLOOP® IN JAPAN

First Asian Unit of Solvay's Innovative PVC Recycling Process Scheduled for 2005

Solvay and Kobelco Eco-Solutions announce today that they have signed a joint venture agreement with a view to set up an industrial unit of Solvay's Vinyloop® Polyvinyl Chloride (PVC) recycling process in Japan, under the name Kobelco Vinyloop® East Co.,Ltd. Kobelco Eco-Solutions is to own 66% of the joint company, while Nippon Solvay will hold the remaining 34% stake. The agreement proceeds from extensive feasibility, market and technical studies (Solvay Press Release of August 30, 2001). Pending government approval, both companies are planning to launch Asia's first Vinyloop® industrial unit at the end of 2005. In a first step, production should be built up to 12,000 tons of recycled PVC per year.

Current plans pertain to setting up the Vinyloop® unit in the Prefecture of Chiba, South-East of Tokyo, for the recycling of PVC material from used cables and agricultural foils from greenhouses. The new facility will also operate as a pilot plant for the recycling of automotive parts. The joint venture intends to diversify into the recovery of other PVC waste, such as wall paper, which would be treated in this plant.

"Our joint venture will benefit from the combined qualities of its parents - including the experience Solvay gained from the first Vinyloop® industrial unit, which was launched in Ferrara, Italy, in February 2002," said Patrick Crucifix, Solvay's Vinyloop® project leader. "Our objective would be to breathe new life into PVC waste and turn it into new, economical material with important applications in the building and farming sectors," Crucifix added.

"Solvay's Vinyloop® Process will accelerate the operation of mechanical recycling in Japan to reuse waste PVC plastic to make new PVC," said Yasuaki Hirata, President of Kobelco Eco-Solutions. "As the high reputation of this technology has supported our marketing activity, this joint company can be expected to be competitive and successful", he said.

One of the advantages of PVC is that it is totally soluble in certain solvents. Using this characteristic, the Vinyloop® technology developed by Solvay Research & Technology allows the complete separation of PVC material from other components, which are combined with PVC in many applications. The biodegradable solvents are used in a closed circuit and regenerate PVC of a quality equivalent to the original product. This efficient and competitive technology provides the answer to one of the obstacles generally faced in recycling composite materials: to separate various intimately linked materials. Details are available at the new Internet site www.vinyloop.com.

Solvay's initiatives in the field of recycling are part of its "Responsible Care®" commitment for continual progress in terms of eco-efficiency, the key for a more sustainable development.

Kobelco Eco-Solutions Co.,Ltd was created on October 1, 2003 in Japan, through the combination of **Kobe Steel, Ltd.**'s environmental business with Shinko Pantec Co.,Ltd. As a result, Kobelco Eco-Solutions is able to step up development of advanced water treatment and sludge reduction technologies. In the solid waste treatment business, Kobelco Eco-Solutions plans to expand into new business area including PCB and Dioxin treatment, soil decontamination and PVC recycling. The company's 2003 turnover is expected to reach JPY 47 billion (EUR 343 million) for the year of 2003 with around 900 employees. For additional information, visit www.kobelco.co.jp/indexe.htm

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2002 its consolidated sales amounted to EUR 7.9 billion generated by its four activity sectors: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information, please contact:
SOLVAY S.A. Headquarters
Martial Tardy,
Corporate Press Officer
Tel : +32 2 509 72 30, Fax : +32 2 509 72 40

82-2691

SOLVAY

PRESS RELEASE

Contact presse Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e.mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Brussels, February 4, 2004

SOLVAY INNOVATION DOUBLES PRODUCTIVITY OF HYDROGEN PEROXIDE PLANT

PRIZE-WINNING BREAKTHROUGH OPENS NEW PERSPECTIVES FOR ESSENTIAL PRODUCT

Solvay has successfully demonstrated the sustainability at industrial scale of the innovative high-yield process it has developed for the manufacturing of Hydrogen Peroxide (H_2O_2) at its Solvay Interox industrial pilot plant in Povoa, Portugal.

Solvay's advanced H_2O_2 production process was distinguished by the Solvay Innovation Trophy (SIT), a contest aiming at rewarding new ideas which generate value for the Group and its stakeholders. Last year, 134 projects entered the SIT contest, demonstrating the dynamism of the Group's innovation strategy, and were scrutinized by a jury consisting of an equal number of in-house experts and prominent independent personalities.

The performance improvement which the jury chose to reward has lifted Hydrogen Peroxide production capacity of the pilot plant from 5 to 10 kT/year in 2003, with comparable feedstock and a minimal investment.

"With this technological breakthrough, Solvay's competitiveness is leaping ahead," commented Eric Mignonat, Managing Director at Solvay for Hydrogen Peroxide. "It paves the way for capacity extensions at low cost and for the building of landmark megaplants to serve new applications," he said.

Solvay's high-yield process will be implemented at OY Finnish Peroxides AB, a joint venture with UPM-Kymmene of Finland, which is expanding capacity to meet the expected increase in demand for H_2O_2 on the Finnish market.

Solvay has also entered into an agreement with BASF, whereby Solvay would become BASF's partner for the supply of H_2O_2 for the production of Propylene Oxide (PO). Pending BASF's final decision to implement the H_2O_2 route to manufacture PO, which is expected in 2004, both Groups would set up a Hydrogen Peroxide production joint venture with an initial capacity of 200 kT/year in a single line , which would feed a new Propylene Oxide plant.

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2002 its consolidated sales amounted to EUR 7.9 billion generated by its four activity sectors: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
Fax: ++32 2 509 72 40
E-mail: martial.tardy@solvay.com

Notes to the Editor:

- H_2O_2 is used for its oxidizing properties in applications such as bleaching paper and textile, the treatment of effluents, in pharmacology and as an intermediate in the chemical industry. Hydrogen Peroxide breaks down into water and oxygen. As a consequence, its utilization in chemical processes generates no byproducts and no residue - except water. The H_2O_2 route could be applied in environmentally friendly processes for the production of a number of other chemicals than propylen oxide.

- Until very recently, the Solvay plants produced hydrogen peroxide solution at a respectable yield of around 14 grams per kg of working solution (ST). Solvay's R&D in Belgium and Portugal has succeeded in increasing this yield to 20 grams of H202/kg ST.

- To do so, the team experimented with the distribution of ATQ type quinones (70%) and AQ type quinones (30%) in order to obtain an optimal mixture of useful quinones. It is the quinones present in the working solution that, after being hydrogenated, then oxidised, produce hydrogen peroxide solution. While the AQ quinone can be obtained industrially, the ATQ quinone must be produced on site with, until now, low conversion rates and a slow process that took several months.

82-2691

PRESS RELEASE

SOLVAY

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Embargo : February 6, 2004 at 3.00 PM. (Brussels time)

SOLVAY INTENDS TO SELL MINORITY STAKE IN NON-CORE SALT BUSINESS TO K+S

Solvay S.A. and K+S Aktiengesellschaft announce today that they have signed a non-binding letter of intent aiming at the sale of Solvay's 38% stake in esco (European Salt Company GmbH & Co. KG) to K+S, which already holds the other 62% of the joint venture. The completion of the transaction is subject to the signing of a definitive agreement by both parties, clearance by competition authorities as well as information and consultation of employee representatives.

The financial details of the transaction will not be disclosed.

The esco joint venture was initially set up in 2001 to encompass the production and distribution activities of crystalline salt which Solvay and K+S intended for third parties, in applications such as human consumption, animal feed, de-icing or water softening. The Solvay group retained the salt production activities needed for its internal use. As a consequence, Solvay's captive salt production is unaffected by the present transaction.

Selling salt to third parties on the 'free' market is not one of Solvay's core activities. It is an accessory to Solvay's captive salt production, which accounts for approximately 85% of its total salt output and is used in the Group's soda ash and electrolysis processes. K+S, however, sells all of its salt production to third parties.

"K+S is a large, successful player and has demonstrated its efficiency on the salt market," commented Dr Ralf Bethke, chairman of the board of K+S. "We believe that it is in the best position to ensure the continuing performance of esco's activities," he said.

Group companies K+S KALI GmbH, COMPO and fertiva make **K+S** the second largest provider of agricultural and speciality fertilizers in Europe. In addition, COMPO is the leader in the growing market for hobby and professional gardeners. Its participation in the joint venture esco - European salt company also makes K+S Europe's largest supplier of salt products. Waste Management and Recycling is a further business sector. Specialist IT and logistics services complete the portfolio of products and services. The K+S Group employs almost 11,000 people and posted revenues of EUR 2.3 billion for 2002.

Solvay is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2002 its consolidated sales amounted to EUR 7.9 billion generated by its four activity sectors: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies.

Details are available at www.solvay.com and www.k-plus-s.com.

For further information please contact :

Ulrich Göbel
Corporate Communications
K+S Aktiengesellschaft
Tel.: ++49 561 - 9301 1722
Fax: ++49 561 - 9301 1666
E-mail: ulrich.goebel@k-plus-s.com

Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
Fax: ++32 2 509 72 40
E-mail: martial.tardy@solvay.com

82-2691

SOLVAY

PRESS RELEASE

Press Contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : www.solvay-investors.com

Embargo : Brussels, February 13, 2004 at 8:00 AM

7:21

SOLVAY GROUP PRELIMINARY 2003 RESULTS

Resilient 2003 results (EUR 430 million).
Despite a very strong EUR and a weak economic environment, the Solvay group ends 2003 with a net income decrease of only 13% compared to record 2002 results

- ✓ **Pharmaceuticals** : - results negatively affected by the USD (-8% in EUR, +2% at constant exchange rates)
  - strong increase of US sales (+15% in USD)
  - favorable development of the R&D portfolio confirmed
- ✓ **Chemicals** : to maintain market shares and volumes required suffering a decline in profits
- ✓ **Plastics** : - recent recovery of major specialty polymers markets
  - significant decrease of Vinyls in Europe but upturn in the 4th quarter
- ✓ **Processing** : very good performance in the 4th quarter

The Solvay group's 2003 sales totaled EUR 7,555 million, down 5% from 2002. At constant exchange rates, they would have risen by 1%.

The strengthening of the EUR has had a negative effect from the conversion of USD results in EUR and has weighed down results, particularly in Pharmaceuticals. Also of note were increases in certain costs such as pensions, insurance and transport.

Cash flow generation and rigorous screening of capital investments have permitted the Group, despite difficult conditions, to improve its already very healthy financial situation. The Group's net indebtedness was reduced by EUR 210 million (to EUR 1, 117 million). The Group is accelerating a series of restructuring and cost-reduction measures.

The year 2003 was characterized by an uncertain and difficult economic environment which generated stocking and destocking as well as oil prices volatility. In 2004, the lack of visible growth in Europe and the risk of a persistently very strong EUR are factors that must be taken into account. The significant contribution of Pharmaceuticals and Specialties, combined with all efforts to increase competitiveness, and the continuing improvement of the product portfolio, should allow the Solvay group to face these pressures.

KEY FIGURES

Millions of EUR	2002	2003	2003/2002 Δ%	4th quarter 2002	4th quarter 2003	4th quarter 2003/ 4th quarter 2002 Δ%
Sales	**7,919**	**7,555**	**-5%**	**1,905**	**1,870**	**-2%**
REBIT[1]	**844**	**673**	**-20%**	**221**	**180**	**-19%**
EBIT	758	662	-13%	160	175	+9%
Charges on net indebtedness	-88	-85	-3%	-19	-19	n.s.
Income taxes	-151	-114	-25%	-22	1	n.s.
Equity earnings	-38	-48	+26%	-19	-24	+26%
Income from investments	+15	+15	n.s.	0	0	n.s.
Net income of the Group	**495**	**430**	**-13%**	**99**	**133**	**+34%**
Net income (Solvay share)	465	396	-15%	90	124	+38%
Depreciation and amortization	554	429	-23%	170	110	-35%
Recurring Depreciation & Amortization	*440*	*429*	-3%	*109*	*108*	*-1%*
Cash flow[2]	1,049	859	-18%	269	243	-10%
Net earnings per share[3] (in EUR)	5.60	4.78	-15%	1.09	1.50	+38%

[1] *REBIT : Recurring Earnings Before Interests and Taxes, results of ongoing operations.*
[2] *[illegible] and depreciation and amortization*

COMMENTARY ON KEY FIGURES AND THE BALANCE SHEET FOR 2003

Non-recurring items amounted to – EUR 11 million in 2003, including significant reserves for restructuring (such as the closing of the VCM and PVC units at Ludwigshafen), as well as, in the Pharmaceuticals Sector, an exceptional compensation charges and the remaining costs related to the withdrawal of Luvox®; partially offset by reversal of reserves no longer required. Additionally, since there has been no new development in the matter of the European authorities' inquiry concerning the hydrogen peroxide business, the possible financial impact of that inquiry has not been taken into account in recording results.

Charges on net indebtedness were EUR 85 million, down 3% from 2002.

Income taxes were EUR 114 million, with an average tax rate of around 20%, reflecting the favorable impact of the recognition in the 4th quarter of 2003 of the write-off of a deferred tax asset (EUR 40 million) related to the acquisition of Ausimont.

Income from investments represents annual dividends paid by Fortis and Sofina in the second quarter.

Equity earnings, from the high density polyethylene activities, remained negative (- EUR 48 million). They were affected negatively in the 4th quarter by the increase in ethylene prices.

Net income of the Group was EUR 430 million, a decline of only 13% from the record level of 2002 (EUR 495 million). Minority interests were EUR 34 million, of which EUR 26 million represent preferred dividends related to the financing of 800 million EUR for the acquisition of Ausimont. **Net earnings per share** declined 15% to EUR 4.78.

Depreciation and amortization dropped by EUR 125 million from 2002 because of the recording in 2002 of significant non-recurring amortization linked to the sublicense of Teveten® antihypertension medication in the United States to Biovail and the voluntary withdrawal of Luvox® tablets from the American market, as well as some exceptional amortization of miscellaneous goodwill.

Cash flow was EUR 859 million in 2003, down 8% excluding non-recurring amortization and depreciation in 2002. It covered increases in working capital and capital investments levels which were rigorously controlled in accordance with the Group's policy.

SUMMARY BALANCE SHEET

In millions of EUR	December 31, 2002	**December 31, 2003**
Tangible and intangible assets	4,025	3,862
Financial assets	1,308	1,098
Net deferred taxes & current income taxes	389	387
Net working capital	1,137	1,193
TOTAL	**6,859**	**6,540**
Equity	3,574	3,533
Provisions	1,880	1,813
Dividends	78	77
Net indebtedness	1,327	1,117
TOTAL	**6,859**	**6,540**
Net debt to equity ratio	37%	32%

The Group's net indebtedness at December 31, 2003 declined by EUR 210 million from the figure at the end of 2002, to a total of EUR 1,117 million. The **net debt to equity ratio** at the end of 2003 amounted to 32%, down from the 37% ratio for 2002. It should be noted that through its Euro Medium Term Notes program, the Group in 2003 was able to issue EUR 800 million of notes on favorable conditions.

CAPITAL EXPENDITURES, RESEARCH AND DEVELOPMENT

2003 capital expenditures amounted to EUR 555 million, as a result of a selective policy. R&D expenses were EUR 404 million. This includes EUR 284 million for the Pharmaceuticals Sector, up 6% from 2002.

The 2004 capital investment and R&D budgets are EUR 612 million and EUR 411 million respectively. In 2004, the Pharmaceuticals Sector research effort should represent 68% of the Group's R&D expenses.

RECURRING RESULTS BY SEGMENT

The results by segment include the results of the four sectors of the Group and "discontinuing operations" relating to the high density polyethylene activities in joint ventures with BP. As required by IFRS, elements not allocated by sector, which include primarily general expenses and non-sectoral research as well as miscellaneous income and expenses not directly linked to the activities of the Group, are presented separately.

REBIT by segment is operational results before non-recurring items. For the four sectors, REBIT is comparable to

Millions of EUR	2002	2003	2003/2002 Δ%	4th quarter 2002	4th quarter 2003	4th quarter 2003/ 4th quarter 2002 Δ%
Group Sales	**7,919**	**7,555**	**-5%**	**1,905**	**1,870**	**-2%**
Pharmaceuticals	1,863	1,832	-2%	470	462	-2%
Chemicals	2,636	2,508	-5%	638	616	-3%
Plastics	1,937	1,802	-7%	455	448	-2%
Processing	1,479	1,410	-5%	341	343	+1%
Unallocated items	0	0	n.s.	0	0	n.s.
« Discontinuing operation »	4	3	-25%	1	1	n.s.
Group REBIT	**844**	**673**	**-20%**	**221**	**180**	**-19%**
Pharmaceuticals	263	243	-8%	84	75	-11%
Chemicals	259	195	-25%	64	41	-36%
Plastics	247	155	-37%	47	38	-19%
Processing	80	70	-12%	8	12	+50%
Unallocated items	-50	-41	-18%	2	-7	n.s.
« Discontinuing operation »	45	50	+11%	17	19	+12%

PHARMACEUTICALS SECTOR

- Results negatively affected by the USD (-8% in EUR, +2% at constant exchange rates)
- Strong increase of US sales (+15% in USD)
- Favorable development of the R&D portfolio confirmed

The Pharmaceuticals Sector's **2003 sales**, expressed in EUR, declined 2% from 2002 because of the weakness of the USD. They would have increased by 6% at constant exchange rates.

In 2003, Cardiology sales increased 14% from 2002, thanks to growth of Teveten® anti-hypertension medication (+25%). Influvac® influenza vaccine grew significantly in 2003 and continues to perform strongly (+13% compared to 2002). Mental health and Gastroenterology remained stable; Gynecology/Andrology registered a decline of 4%.

American sales increased 15% in USD (-4% in EUR), with the increase in sales of the Androgel® (+51% in USD), Prometrium® (+30% in USD) and Marinol® (+53% in USD) products. Also of note was the 19% increase (in EUR) of Pantaloc® in Canada. Sales of Estratest® tablets declined by 24% in USD as a result of competitive pressures and debates over hormone therapies. Ongoing discussions with the FDA (Food and Drug Administration) on the regulatory status of Estratest® are continuing constructively, but have, in parallel, generated two lawsuits in the United States, one of which has been won in first instance by Solvay Pharmaceuticals. In addition, the Women's Health Initiative (WHI) study gave rise in the US to a very limited number of individual suits against Solvay Pharmaceuticals, Inc., although our products do not contain the same hormones as in the products used in the WHI study. Finally, the FDA has just approved marketing of EstroGel®, the first transdermal estrogen gel in the United States, a product in the Women's Health franchise.

Sales (volumes and prescription prices) continue to be under significant pressures in Western Europe. On the other hand, there was a significant increase (+8%) in export sales (Central and Eastern Europe, Asia, Latin America, ...).

The Group intensified its **R&D program** (up 6% in 2003 from 2002). R&D expenditures represent around 16% of the sector's sales, reflecting the intensification of research efforts and the significant number of R&D projects. Notable were the move to Phase III of bifeprunox, a treatment for psychosis and schizophrenia, co-developed with Lundbeck, and the ongoing preparation of registration applications for cilansetron, a treatment for irritable bowel syndrome, following positive results in Phase III clinical trials. Submission of the cilansetron applications is scheduled for the end of the 1st quarter of 2004.

CHEMICALS SECTOR

- To maintain market shares and volumes required suffering a 25% decline in profits

Soda ash:

In Europe, the SBU Soda Ash recorded a decline in volumes in 2003 as a result of increased imports linked to the weakness of the USD. It was able to partially compensate for this reduction in volume by increasing exports but had to accept reduced margins. In the United States, volumes increased compared to 2002 but with weaker prices. However, a better balance between supply and demand allowed a modest price increase at year end. Sodium bicarbonate, a specialty product, continued its growth in Europe, thanks, among other factors, to the entirely new production unit in Torrelavega,

__Hydrogen Peroxide:__

Peroxides experienced sustained growth in 2003 with, in particular, strong improvement in the 4th quarter. Prices and volumes increased worldwide.

__Electrochemistry__ :

2003 results were down from 2002, the slowdown of the economy having led to a reduction in volumes. The average price of caustic soda in 2003 remained at the same low level as that of 2002.

__Fluor :__

2003 results were significantly down from 2002, following the weakness of the USD, which put pressure on export prices of certain fluorinated gases, the gradual shutdown of production of Solkane®141b and costs of launching its substitute, Solkane® 365 mcf, sales of which are developing in accordance with expectations.

PLASTICS SECTOR

- Recent recovery of major Specialty Polymers markets
- Significant decrease of Vinyls in Europe but upturn in the 4th quarter

__Specialty Polymers:__

In accordance with the Group's strategy of strengthening its position in Specialties, the Specialty Polymers SBU is a significant contributor to the Group's results. In 2003, although prices overall remained stable, results were affected by the strengthening of the EUR, which diminished both the US results when converted into EUR from USD and export margins; in addition, volumes declined because of weakness in end-use markets, except for certain high-performance polymers and fluorinated fluids and elastomers. However, there have recently been signs of recovery in the primary markets (semiconductors, automotive, etc.).

__Vinyls:__

World demand for PVC was affected by the general weakness of demand. In Europe, after a very good first quarter characterized by significant inventory increases, the Vinyls results for the 2nd quarter were affected by a significant drop in demand linked to draw-downs of inventories. Since August, however, there have been gradual price and demand increases that, despite leveling-off at the end of the year, continued to grow in a context of high ethylene prices. Mercosur, particularly Argentina, benefited from significant competitive advantages and continued its improvement. Asia continued its sustained growth thanks to good volumes and price increases.

__Performance compounds__ :

HDPE compounds experienced significant growth. PP compounds were affected by the sluggishness of the American automotive market. PVC compounds suffered from weaker demand, particularly in Europe, and from the increase in PVC prices.

PROCESSING SECTOR

- Very good performance in the 4th quarter

__Inergy__ : volumes grew thanks to the quality of the products as well as the strategy and thanks to Asia (with the start-up of a new production facility in Japan), and thanks to the recovery on the US market since September while Europe remained generally stable. The results, although affected by the weakness of the USD, were at a level comparable to that of 2002.

Industrial Films and **Pipelife** (pipes and fittings) were down in 2003, but saw a recovery since September. Pipes volumes grew in Central Europe and Scandinavia and numerous measures were taken to improve competitiveness and refocus the business on strategic markets. Industrial Films experienced a strong year-end thanks to a recovery in medical supplies and flexible technical films, as well as the good performance of Decorative Laminates.

*****

With the approval of the Commision Bancaire et Financière, the 2003 accounts have been prepared and presented in accordance with IFRS (International Financial Reporting Standards). The 2002 accounts have been restated under IFRS.

Deloitte & Touche have conducted a limited review of the consolidated situation as of 31 December 2003. This consisted principally of analysis, comparison and discussions of financial information and therefore was less extensive than an audit that would be undertaken for annual statements. This review did not disclose any elements that would have required significant corrections in the 2003 statements. The final audit review is in progress.

*****

Key dates for financial communication in 2004

- 26 March 2004: consolidated financial statements for 2003 and announcement of the dividend relating to 2003.
- 29 April 2004: three-month 2004 results.
- 30 July 2004: six-month 2004 results.
- 29 October 2004: Nine-month 2004 results.